Exhibit 99.1

NEWS RELEASE

Endeavour Silver Re-Commissions El Cubo Plant on Time and Budget;
Plant Now Operating at Mine Output of 1,100-1,200 Tonnes per Day
______________________________________________________________________________

Vancouver, Canada – June 3, 2013 - Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR,) announces that the re-commissioning of the newly rebuilt plant at its El Cubo mine in Guanajuato, Mexico was successfully completed on May 31, on time and budget.  The El Cubo plant is now operating at the current mine output of 1,100-1,200 tonnes of ore per day (tpd).

More than 600,000 hours of work have been completed to date on the plant and infrastructure capital projects with no lost time accidents, an outstanding accomplishment.  The reconstruction of the plant was managed by Smith Foster Associates, Promimet was the main procurement and construction contractor and several smaller contractors also worked on various capital projects.  The tailings facility was engineered by AMEC and built by Endeavour personnel working with local contractors.  For an updated photo essay of the plant reconstruction program, shareholders are invited to visit the El Cubo page on our recently re-launched website at http://edrsilver.com/projects/production/el_cubo/.

Work to bring the plant capacity up to 1,550 tpd is well advanced and should be completed by month-end.  At that time, management plans to start processing up to 350 tpd of additional ore from the Bolañitos mine located in the same district as El Cubo only 15 kilometres away.  Other capital projects such as the refurbishment of the leach and CCD circuits are on track for completion by year-end.

Due to the successful re-commissioning of the El Cubo plant, Endeavour plans to return the nearby leased Las Torres plant to its owner, Fresnillo plc, on June 10, 2013.  The Company budgeted for up to 15% down time in El Cubo plant availability during the second quarter (estimated 15,000 tonnes) for the re-commissioning process and actual lost time and tonnage only slightly exceeded that.

Bradford Cooke, CEO of Endeavour Silver, commented, “To rebuild and re-commission the El Cubo plant on time and budget in just seven months is truly a remarkable achievement. We knew this would be a massive task but everyone rolled up their sleeves and did what had to be done. I would personally like to thank each and every one of the people involved, our management team, operations people, project management and construction contractors for their magnificent efforts to accomplish this goal – bravo!”

Endeavour Silver acquired the El Cubo mine in July 2012 and launched a two-step strategy to turn around the operations from losses to profits and make new exploration discoveries to fuel future mine expansions.  The two year operational turn-around program has been bearing fruit, with production grades slowly climbing, lost time accident rate falling and operating costs declining in recent quarters.

While much work remains to be done to unfold the full potential of El Cubo, one of the key initiatives to facilitate an operating turn-around was a $67.1 million capital investment program, including $34.0 million to upgrade mining equipment and accelerate mine exploration and development and $33.1 million to modernize the plant, buildings and surface infrastructure.

The bulk of these capital investments have now been completed, and thanks in part to cost cutting programs initiated in April, Endeavour Silver remains in strong financial shape.  The Company reduced its work force by 15%, primarily at El Cubo, working capital is approximately $42 million and Endeavour still has $39 million of credit available on its $75 million revolving credit line with Scotiabank.

Endeavor Silver also reports that David Tingey, previously Vice President of Health, Safety and Sustainability, has left the Company.  Management wishes David well in his future career path.  Given the importance Endeavour places on health, safety and sustainability, the Company plans to immediately seek a replacement for this position.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour – Endeavour is a mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.